UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549


                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934*

                          (Amendment No. 13)

                         OshKosh B'Gosh, Inc.
                           (Name of Issuer)

                         Class A Common Stock
                    (Title of Class of Securities)

                             688222 22 0
                            (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            SCHEDULE 13G/A

CUSIP NO.   688222 20 0                      PAGE 2 OF 6 PAGES

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas R. Wyman
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]            (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER
          878,974

6.   SHARED VOTING POWER
                0

7.   SOLE DISPOSITIVE POWER
          878,974

8.   SHARED DISPOSITIVE POWER
                0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          878,974

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
          X  Yes

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.90%

12.  TYPE OF REPORTING PERSON*
          IN



                             SCHEDULE 13G
                           THOMAS R. WYMAN
                         OSHKOSH B'GOSH, INC.

ITEM 1(A) NAME OF ISSUER:

          OshKosh B'Gosh, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          112 Otter Avenue, Oshkosh, Wisconsin  54901

ITEM 2(A), (B) & (C)  NAME, ADDRESS AND CITIZENSHIP OF PERSON
          FILING:

          Thomas R. Wyman
          90 Cove Lane
          Oshkosh, Wisconsin  54901-7225
          United States Citizen

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Class A Common Stock

ITEM 2(E) CUSIP NUMBER:

          688222 22 0

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
          OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a)   [   ]    Broker or Dealer registered under
                         Section 15 of the Act

          (b)   [   ]    Bank as defined in Section 3(a)(6) of
                         the Act

          (c)   [   ]    Insurance Company as defined in Section
                         3(a)(19) of the Act

          (d)   [   ]    Investment Company registered under
                         Section 8 of the Investment Company Act

          (e)   [   ]    Investment Adviser registered under
                         Section 203 of the Investment Advisers
                         Act of 1940

          (f)   [   ]    Employee Benefit Plan, Pension Fund
                         which is subject to the provisions of
                         the Employee Retirement Income Security
                         Act of 1974 or Endowment Fund; see
                         Sec. 240.13d-1(b)(1)(ii)(F)

          (g)   [   ]    Parent Holding Company, in accordance
                         with Sec. 240.13d-1(b)(ii)(G) (Note:
                         See Item 7)

          (h)   [   ]    Group, in accordance with Sec. 240.13d-
                         1(b)(1)(ii)(H)

          Not applicable.

ITEM 4.   OWNERSHIP (AT DECEMBER 31, 1998)

          (a)  AMOUNT BENEFICIALLY OWNED:

               878,974 shares, excluding shares held directly by Mr. Wyman's wife, by the Earl W. Wyman Trust, and by certain other trusts of which Mr. Wyman and his wife are income beneficiaries, as to which he disclaims beneficial ownership.

          (b)  PERCENT OF CLASS: 4.90% (based upon the 15,669,27
               shares of Class A Common Stock and 2,260,552 shares of Class B Common Stock (immediately convertible into Class A Common Stock) outstanding on December 31, 1998).

          (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                 (i) sole power to vote or to direct
                     the vote............................878,974
                (ii) shared power to vote or to direct
                     the vote..................................0
               (iii) sole power to dispose of or to direct
                     the disposition of..................878,974
                (iv) shared power to dispose or to direct
                     the disposition of........................0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          [X]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

          Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.


SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February ___, 1999


                                   ______________________________
                                           Thomas R. Wyman